YUKON-NEVADA GOLD CORP.
#490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. No. (604) 688-9427 • Fax No.: (604) 688-9426
E-mail: nicole@yngc.ca • Website: www.yukon-nevadagold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Yukon-Nevada Gold Corp. (the "Company") will be held at the Ferguson Meeting Room, Terminal City Club, 837 West Hastings Street, Vancouver, B.C. V6C 1B6, on Tuesday, May 27, 2008 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1	To receive the report of the directors.

2

To receive and consider the audited financial statements of the Company for the fiscal period ended December 31, 2007, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5	To decrease the number of directors comprising the Board from ten (10) to eight (8) and to determine the number of directors at eight (8).

6	To elect directors to hold office until the close of the next Annual General Meeting.

7	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to May 27, 2008 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on April 25, 2008 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 25th day of April, 2008.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Graham C. Dickson”
Graham C. Dickson, President